FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - March 2011

● ●	Market faced major risk shocks and G7 sold yen Japanese earthquake resulted in major market disruption and turmoil in Libya pushed oil higher	AUD	1.8%
Despite concerns on the impact of Japan’s tragedy on the Australian economy, uncertainty of post-flood underlying trends in the data, the Australian dollar had another strong month, setting new highs versus the US dollar.

●	With switches in carry, the V10 Index registered an excess return of -3.98% at month-end.	NZD	1.6%	The New Zealand dollar had a strong March even as the impact of the Christchurch earthquake and the duration of the RBNZ’s emergency 25bp rate cut remain undetermined.
Index Description The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by		NOK	1.5%	The NOK had a rough ride in March largely due to a sharp rise in liquidity preference during the heavy period of risk aversion
UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

CHF	1.5%
The franc was once again a strong performer throughout the month. Risk aversion from both Japan and MENA, in addition to concerns over wider economic conditions in the US and Eurozone led to a sharp rise in demand for the franc

JPY	-1.2%
The immediate aftermath of the earthquake led to widespread fears of insurer-led repatriation, JPY traded violently and on March 17th, USDJPY hit a record low of 76.25. On May 18th, after a joint conference call the G7 intervened in markets to sell the JPY - the Japanese MoF announced it had sold ¥692.5bln.

USD	NA	Sentiment on the dollar noticeably shifted in March as market participants realized the prospect of policy normalization in the US may not be as much of a pipe dream as they had thought.
* All performance against USD

Performance Influencing Factors
March proved to be one of the most challenging months in recent memory. Just over a week into March, a major earthquake and tsunami hit Japan resulting in major loss of life and property, but markets were shaken even more by the resulting damage to the Fukushima nuclear power plants. Fears of major fallout affecting the economic centre of Japan led to cross-market volatility and risk aversion. Currency markets, fearing massive Japanese repatriation and further retrenchment by local investors, piled into the yen and pushed the currency to record highs. Consequently, the G7 agreed to coordinated intervention to weaken the yen for the first time in over a decade. Even though the amounts involved were small, it had the desired effect and, arguably, bought Japan much needed breathing room. In the Middle-East and North Africa several nations suffered further upheaval – especially in Libya where an international coalition intervened militarily – causing risk aversion and supporting oil prices. Investors were also concerned about the potential risks to growth attributable to an oil shock, though most policymakers have downplayed Source: UBS Research

V10 Index Behaviour
Strategy started the month in a long carry position, on the 17th of March V10 took the short carry position and changed back to long carry on 18th March and maintained this position for the rest of the month V10 registered a loss of 3.98% by month end. Meanwhile, S&P total return for the month was 0.03%. The performance since inception on 06 May 2009 has been 1.87%.

Graph 1: V10 and S&P 500 performance in March 2011

Source: UBS Investment Bank. Note: For illustration purposes only; SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.

28-Feb-11	High-yielding: AUD, NZD, NOK Low-yielding: CHF, JPY, USD
17-Mar-11	High-yielding: CHF, JPY, USD Low-yielding: AUD, NZD, NOK
18-Mar-11	High-yielding: AUD, NZD, NOK Low-yielding: CHF, JPY, USD

FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Hypothetical and actual Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from May 6, 2009 through Mar 31, 2011.

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%										-2.8%

Source: UBS Investment Bank.

Index performance and 65 day actual volatility

Index performance and volatility filter

FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in March 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Jan-11	Feb-11	Mar-11	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.29	9.36	9.08	-9.2%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	9.00	9.15	8.88	-11.2%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.26	9.29	9.02	-9.8%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.17	9.17	8.92	-10.8%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.13	9.15	8.84	-11.6%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.95	8.94	8.55	-14.5%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	9.13	9.10	8.68	-13.2%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.97	9.93	9.55	-4.5%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	10.22	10.11	9.41	-8.2%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	9.75	9.71	9.36	-8.7%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	9.59	9.53	9.06	-11.8%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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